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SEC FILE NUMBER
8- 67381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeVest Financial, Inc. Advisor Direct

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Bay State Road
(No. and Street)

Belmont (City) MA (State) 02148 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th floor (Address) Boston, (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SD 5/1/13

OATH OR AFFIRMATION

I, Tommasina A Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeVest Financial, Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Please note: LifeVest Financial was acquired by Investors Capital Holdings, Ltd. on January 24. 2013]

Tommasina A Olson
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOUNE N. SEVINIAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires 5/30/19

LIFEVEST FINANCIAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

LIFEVEST FINANCIAL, INC.

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
LifeVest Financial, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of LifeVest Financial, Inc. (the "Company") as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP • 53 State Street • 38th Floor • Boston, MA 02109 • Phone 617.742.9666 / 800.998.1040 • Fax 617.742.3178 • marcumllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeVest Financial, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, Massachusetts
April 25, 2013

LIFEVEST FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets	
Current Assets	
Cash	$ 6,407
Accounts receivable	617
Total Current Assets	7,024
	$ 7,024
Liabilities and Shareholder's Equity	
Current Liabilities	
Corporate state taxes payable	$ 456
Total Current Liabilities	456
Total Liabilities	456
Shareholder's Equity	
Capital stock, no par value	
Authorized 275,000 shares, issued and outstanding 1,000 shares	20,225
Additional paid in capital	8,400
Accumulated deficit	(22,057)
Total Shareholder's Equity	6,568
	$ 7,024

The accompanying notes are an integral part of these financial statements.

LIFEVEST FINANCIAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Advisory and Fee Income	$	8,617
Commissions		1,494
Gross Profit		10,111
Operating Expenses		6,795
Operating Income		3,316
Other income		4
Interest income		7
Income Before Taxes		3,327
Current State Income Taxes		440
Net Income	$	2,887

The accompanying notes are an integral part of these financial statements.

LIFEVEST FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Capital Stock				
	Common Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance - January 1, 2012	1,000	$ 20,225	$ --	$ (14,794)	$ 5,431
Net income	--	--	--	2,887	2,887
Contributions	--	--	8,400	--	8,400
Distributions	--	--	--	(10,150)	(10,150)
Balance - December 31, 2012	1,000	$ 20,225	$ 8,400	$ (22,057)	$ 6,568

The accompanying notes are an integral part of these financial statements.

LIFEVEST FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities	
Net income	$ 2,887
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(617)
Corporate state taxes payable	(125)
Net Cash Provided by Operating Activities	2,145
Net Cash Used In Financing Activities	
Contributions	8,400
Distributions	(10,150)
Net Cash Used In Financing Activities	(1,750)
Net Increase in Cash	395
Cash - Beginning of Year	6,012
Cash - End of Year	$ 6,407
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
State income taxes	$ 565

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

LifeVest Financial, Inc. (the "Company") was incorporated on June 19, 2006 under the Commonwealth of Massachusetts laws. The Company is a Broker-Dealer registered with the SEC and is a member of FINRA. The Company operates as a (k)(1) Broker-Dealer where principal transactions are limited to mutual funds and/or variable annuities only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These statements are presented in accordance with General Accepted Accounting Principles within the United States of America ("U.S. GAAP"). The Company's policy is to prepare its financial statements on the accrual basis of accounting. Under this basis, revenues are recognized when earned rather than when received, and expenses are recorded when incurred rather than when paid.

REVENUE RECOGNITION

Advisory and financial planning fees are recognized as earned based upon the completion of the agreed upon services. Commissions earned on mutual fund and variable annuity transactions are recorded on a trade-date basis.

CASH

The Company has deposits in financial institutions that insure its traditional deposits with the Federal Deposit Insurance Company ("FDIC") up to $250,000 per depositor.

ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, the Company has not provided for an allowance for doubtful accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

The Company charges the costs of advertising to expense as incurred.

INCOME TAXES

The Company is an S corporation under the provisions of the Internal Revenue Code, which provide that, in lieu of federal and certain state corporate income taxes, the shareholders of the Company are taxed on their proportionate share of the Company's taxable income which results in no federal income tax to the Company. However, the Company has minimum state S Corporation taxes of $456.

The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods to which the differences are expected to affect state taxable income. Valuation allowances are established when necessary to reduce deferred state tax assets to the amount expected to be realized. There were no material deferred state tax assets or liabilities as of December 31, 2012.

US GAAP requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no material uncertain tax positions requiring recognition as of December 31, 2012.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three years. The Company had no returns under examination as of December 31, 2012.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2013, the date the financial statements were available to be issued. On January 25, 2013, the Company was acquired by Investors Capital Holdings, Ltd. and simultaneously changed its name to Advisor Direct, Incorporated.

NOTE 3 – RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2012, the Company recognized $7,250 in advisory and fee income from related parties of the sole shareholder of the Company.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company operates as a (k)(1) Broker Dealer limiting its principal transactions to mutual funds and variable annuities with a minimum net capital of $5,000. As of December 31, 2012, the Company had net capital of $5,951 (an excess of $951). The Company's net capital ratio for December 31, 2012 was .077 to 1.

LIFEVEST FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

SCHEDULE I

Net capital:				
Total shareholder's equity			$	6,568
Less: non-allowable assets from the statement of financial condition				
Accounts receivable				617
Net capital before haircuts on securities				5,951
Less:				
Haircuts on securities				--
Other deductions				--
Net capital				5,951
Computation of basic net capital requirement:				
Minimum dollar net capital requirement or	$	5,000		
1/15 x aggregate indebtedness		30		5,000
Excess net capital			$	951
Aggregate indebtedness			$	456
Percentage of aggregate debtedness to net capital				7.66%

There were reconciling items per this report and the quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Previously reported net capital	$	6,407
Adjustments:		
Accrual for corporate state taxes payable		(456)
Net capital, per above	$	5,951

See Independent Auditors' Report.

LIFEVEST FINANCIAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15(c)(3)-3 under paragraph (k)(1).

See Independent Auditors' Report.

LIFEVEST FINANCIAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(c)(3)-3 OF THE SECURITES AND EXCHANGE COMMISSION AS OF DECEMBER 31,2012

Schedule III

Information relating to possession or control requirements is not applicable to LifeVest Financial, Inc. as the Company qualifies for exemption pursuant to Rule 15(c)(3)-3 under paragraph (k)(1).

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
LifeVest Financial, Inc.

In planning and performing our audit of the financial statements of LifeVest Financial, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

MARCUMGROUP
MEMBER

Marcum LLP • 53 State Street • 38th Floor • Boston, MA 02109 • Phone 617.742.9666 / 800.998.1040 • Fax 617.742.3178 • marcumllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. We did identify a deficiency that we consider to be a material weakness related to the accounting system with regards to a lack of segregation of duties since the Company is owned and operated by one individual.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
April 25, 2013